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                                                                    EXHIBIT 4.10

[OSI LOGO]

February 28, 2005

MAPCON MAPPING CONSULTANTS INC.
PHILLIP FLOOR & STEVEN FLOOR
4545 South 2300 East
Salt Lake City
Utah 84117

Dear Sirs:

RE: BINDING LETTER OF INTENT TO PURCHASE SHARES OF Mapcon Mapping Consultants Inc. ("MAPCON")

Further to our recent correspondence and discussions, this letter constitutes a binding offer by Offshore Systems International Ltd. ("OSIL") to purchase all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (the "Mapcon Shares").

OSIL's offer set out in this letter is conditional only upon the preparation of a mutually satisfactory Definitive Agreement and final approval of OSIL's board of directors.

BACKGROUND

This offer is made by OSIL based upon the following understandings:

      (a)   Mapcon is a privately owned Utah corporation;

      (b) Phillip Floor and Steven Floor (the "Shareholders") are and will on closing be the registered and beneficial owners of 100% of the issued and outstanding Mapcon Shares, each as to 50%. No other party has any right or option by way of exercise, conversion or otherwise, to acquire any of the Mapcon Shares or any un-issued securities in the capital of Mapcon;

      (c) There will be no material adverse change in the business or affairs of Mapcon between the projected financial statements for the period ended December 31, 2004 as set out in the e-mail dated November 05, 2004 2:06 PM from Gary Manzer to Steve Floor (doc@mapcomapping.com) and Phillip Floor (phil@mapcomapping.com), attached hereto for reference, and closing.

INTENT TO PURCHASE SHARES

OSIL offers to purchase the Mapcon Shares. OSIL reserves the right to purchase the Mapcon Shares directly or through an affiliated or subsidiary entity or a combination thereof. The obligation of

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payment remains with OSIL. The purchase of the Mapcon Shares will be subject to the following terms and conditions:

1.    PURCHASE PRICE

      The total purchase price (the "PURCHASE PRICE") will be one million United States dollars (USD$1,000,000) including the shares described in section 2(b), subject to adjustment in accordance with section 3. All dollar amounts referred to in this letter will mean US dollars unless otherwise stipulated.

2.    TERMS OF PAYMENT AND ALLOCATION OF PURCHASE PRICE

      The Purchase Price will be paid and satisfied as follows:

      (a)   By payment of USD$950,000 to the Shareholders in cash as follows:

            (i) USD$530,000 to be paid by certified cheque, bank draft or wire transfer on closing, in accordance with the Definitive Agreement; and

            (ii) USD$300,000 to be paid to the Shareholders, subject to adjustment and escrow in accordance with sections 3 and 4(b); and

            (iii) USD$120,000 to be paid to the Shareholders subject to adjustment and escrow in accordance with sections 3c and 4(b);

      (b) By the issuance to the Shareholders of shares on closing in the capital of OSIL with an aggregate value of USD$50,000 (the "OSIL Shares"). The number of OSIL shares to be issued will be determined by dividing USD$50,000 by the average 30 day trading price of OSIL's common shares prior to the date on which the Definitive Agreement is signed. The trading price for OSIL's shares is quoted in Canadian dollars. The average exchange rate (quoted by the Bank of Canada) over the same 30 day period will be used for converting Canadian dollars to US dollars.

3.    HOLDBACK AND ADJUSTMENTS

      (a) A total of $300,000 of the cash portion of the Purchase Price payable on closing will be held in escrow for a period of ninety
            (90) days following closing, pending the making of final working capital adjustments, based on Background item (c), and financial statements prepared at the closing date that are prepared on a consistent basis with those referenced in Background item (c). The parties will act with reasonable diligence and in good faith to finalize such adjustments within a reasonable time period. Any net adjustments in favour of OSIL will be deducted from the holdback, and the balance of the holdback remitted to the Shareholders within ninety (90) days. Any net adjustments in favour of the Shareholders will be paid to the Shareholders promptly upon completion of the adjustment calculations, and the holdback paid to the Shareholders . In no event shall such working capital adjustments reduce the purchase price without the consent of the shareholders.

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      (b)   A total of $120,000 of the cash portion of the Purchase Price payable on closing will be held back until the award to Mapcon of additional Task Orders with an aggregate value of USD$300,000 by the United States Forest Service ("USFS") between closing and the expiry of USFS contract number 53-84N8-1-028 dated July 27, 2001 (understood to be 26 July, 2006). The amount of Additional Task Orders received from the USFS will be reviewed every three months at the end of May, August, November, and February and a pro rata portion of the held back amount will be released by the end of the following month.

4.    HOLD PERIODS AND ESCROW PROVISIONS

      (a) Mapcon and the Shareholders acknowledge that the common shares of OSIL are listed for trading on the TSX in Canada and are also quoted for trading on the "OTCBB" in the United States. The OSIL Shares will be issued to the Shareholders subject to such trading restrictions, hold periods, escrow and reporting requirements as are imposed under applicable securities laws, including the laws of Canada and its Provinces, as applicable, and the laws of the United States and the State(s) in which the Shareholders are residents, and in accordance with the policies of the TSX. OSIL will endeavour to maintain TSX status.

      (b) The cash holdbacks for the purchase of Mapcon Shares, shall be subject to the escrow terms as agreed by the parties in the Definitive Agreement.

5.    NO ENCUMBRANCES

      On closing the Shareholders will deliver good title to the Mapcon Shares to OSIL free and clear of any and all liens, charges, encumbrances and adverse claims whatsoever.

6.    REGULATORY APPROVAL

      The parties acknowledge that the transactions contemplated hereby shall be subject to the approval of the TSX and all other regulatory authorities having jurisdiction. Without limiting the generality of the foregoing, the parties acknowledge that the number and deemed price of the OSIL Shares to be issued to the Shareholders is subject to TSX approval. OSIL agrees that promptly upon execution of the Definitive Agreement referred to in section 10, it shall make application to the TSX and use its reasonable efforts to obtain such approval as soon as reasonably practicable. Mapcon and the Shareholders agree to co-operate with OSIL and provide all information and documentation as the TSX may reasonably request in support of OSIL's application for approval.

7.    EMPLOYMENT AND CONSULTING AGREEMENTS

      The completion of the purchase of the Mapcon Shares will be subject to Mapcon entering into employment, management or consulting agreements with current senior management of Mapcon (to take effect on closing) on terms and conditions satisfactory to all parties.

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8.    CONFIDENTIALITY

      OSIL and Mapcon acknowledge that they have entered into a mutual confidentiality agreement dated July 20, 2004 (the "NDA").

9.    STAND-STILL AGREEMENT

      Mapcon and the Shareholders agree that none of them will engage in negotiations or discussions with any party other than OSIL and its representatives respecting a possible sale of the Mapcon Shares, a sale of the assets of Mapcon, or any other merger or business combination respecting Mapcon unless the parties fail to conclude a definitive agreement by March 31, 2005.

10.   PREPARATION OF AGREEMENT -

      The parties will use their reasonable best efforts to enter into a formal agreement (the "Definitive Agreement") encompassing the subject matter hereof and other provisions which are typical and customary for transactions of like nature within 30 days, with an anticipated closing date of March 14, 2005.

11.   EXPENSES

      Each of OSIL and Mapcon shall be responsible for its own legal, consulting and other costs and expenses incurred by it with respect to this letter of intent and the formal agreements contemplated by this letter of intent. In the event that the transactions contemplated by this letter of intent do not result in the execution of a formal purchase and sale agreement with respect to the Mapcon Shares, neither party shall have any claim against the other (except pursuant to section 8 or section 9 of this letter of intent or pursuant to the NDA) as a result of such failure to reach a formal agreement.

      The closing audited financial statements of Mapcon shall be prepared in accordance with U.S. GAAP by a mutually agreed audit firm and the cost of such statements shall be paid equally by OSIL and Mapcon. The purpose of the GAAP Audit is to assign values to any holdbacks or adjustments. The audit fee itself is to be treated as one of the Section 3 adjustments.

12.   NEWS RELEASES

      The parties acknowledge that OSIL, as a publicly trading corporation, has a legal obligation to issue news releases respecting any material changes in its affairs and to file material change reports with securities regulatory authorities in Canada and the U.S. As such, OSIL may have an obligation to issue a news release concerning the execution of this letter of intent and will be required to do so with respect to any formal agreement in furtherance of the transactions contemplated by this letter of intent. OSIL agrees to deliver to a representative appointed by Mapcon a draft of any such news releases for review and comment by that representative. That representative shall have 24 hours within which to provide any comments concerning the draft news release. OSIL agrees to take the comments of such representative into account and to act reasonably in finalizing any news releases that it issues concerning its dealings with Mapcon.

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13.   GOVERNING LAW AND LANGUAGE

      The provisions of this letter which are binding on the parties (being sections 8, 9, 11, 12 and this section 13) shall be governed by and construed in accordance with the laws of the Province of British Columbia, without reference to its conflict of law principles and the parties agree to irrevocably submit to the jurisdiction of the courts of British Columbia with respect to any legal proceedings arising herefrom.

Please indicate your willingness to proceed on the basis outlined herein by signing a copy of this letter and returning it to us.

Yours sincerely,

OFFSHORE SYSTEMS INTERNATIONAL LTD.

Per: /s/ "John Jacobson"
     -------------------------

     John Jacobson
     President and CEO

The foregoing proposal is hereby accepted as of the 28th day of February, 2005, and will form the basis for proceeding with preparation of the definitive agreement and other matters as referred to herein.

MAPCON MAPPING CONSULTANTS INC.

By: /s/ "Phillip S. Floor"
    --------------------------
    Authorized Signatory

By: /s/ "J. Steven Floor"
    --------------------------
    Authorized Signatory

SHAREHOLDERS OF MAPCON MAPPING CONSULTANTS INC.

/s/ "Phillip S. Floor"
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Phillip Floor

/s/ "J. Steven Floor"
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Steven Floor

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